Filed by Hewlett-Packard Company Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company:  Compaq Computer Corporation
Commission File No.:  333-73454

This filing relates to a planned merger (the “Merger”) between Hewlett-Packard Company (“HP”) and Compaq Computer Corporation (“Compaq”) pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the “Merger Agreement”), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a series of slides used in connection with a presentation by Webb McKinney, HP's President, Business Customer Organization, at a security analyst meeting relating to the Merger.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP’s Securities and Exchange Commission reports, including but not limited to HP’s annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP’s registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

i n v e n t

integration

Webb McKinney
president
business customer organization

attributes of successful mergers

- bringing like businesses together, not making forays into new businesses
- helps to achieve clear market leadership
- deal is stock only, providing a stronger post-merger balance sheet
- results in significant cost savings
- strong, central planning effort

"Indeed, we found the market apparently prefers deals that are part of an 'expansionist' program, in which a company seeks to boost its market share by consolidating, by moving into new geographic regions, or by adding new distribution channels for existing products and services. The market seems to be less tolerant of 'transformative' deals, those that seek to move companies into new lines of business or to remove a chunk of an otherwise healthy business portfolio."

"Deals that Create Value", McKinsey Quarterly, 2001 Number 1

invent

building on what we have learned from other successful mergers

- 600+ person integration team supported by premier advisors, tightly coupled with future senior management team
- integration planning sharply focused on maximizing value creation for all constituencies
- synergies specifically identified and linked to action plans and accountable parties
- leadership has deep experience with complex organizational changes
- recognizing and addressing cultural differences

10 critical success factors in execution

critical success factors*	sample elements	hp/Compaq activities
1. well defined acquisition strategy	▪ reasons for merger explained ▪ degree of integration defined ▪ criticisms addressed	▪ clear, consistent messages from executives ▪ case for merger now well-documented (sec filings, press releases, stakeholder letters, etc.) ▪ criticisms (eg. Hewlett) being addressed
2. clear product roadmap	▪ communication of offerings to marketplace ▪ re-alignment of internal efforts ▪ branding strategy	▪ product roadmaps are top planning priority for GBUs ▪ detailed plan in place
3. unyielding focus on customers	▪ clear points of contact ▪ uninterrupted attention/support ▪ maintained relationships with partners/channel	▪ merger planning not a distraction to operations ▪ strong recent quarters by hp/Compaq ▪ customer "constituency owner" appointed
4. day one readiness	▪ plans in place for all functions, businesses, and geographies ▪ effective transition from plan to action	▪ launch manager appointed ▪ detailed ramp-up plans in place for c-30 to c+30 ▪ transition plans to owners ready to proceed ▪ robust day 1 command center being developed
5. synergies and path to realization specifically identified	▪ both cost and revenue synergies included ▪ plans, accountabilities, and clear metrics/targets assigned to project level ▪ strong program management processes to track/drive results	▪ synergies specifically identified and quantified ($2.5b in cost synergies alone) ▪ value capture plans developed at project level ▪ accountabilities/incentives/tracking mechanism being established ▪ value capture projects integrated into long term planning process

*sources: "Lessons From the M&A Front: The Morning After" *Deloitte Consulting Report* (1999); "Why Mergers Fail" *McKinsey Quarterly* (2001); "Not All M&A's Are Created Equal – and That Matters" *Harvard Business Review* (2001)

10 critical success factors in execution

critical success factors*	sample elements	hp/Compaq activities
6. clearly defined newco governance	▪ board/executive roles agreed to ▪ organization structure defined ▪ line management roles determined	▪ leadership and key line positions defined (levels 1-3) ▪ plan in place for organization structure
7. effective communications to stakeholders	▪ communication early and often ▪ reaches all stakeholders (e.g. employees, shareholders, analysts, customers, partners, etc.) ▪ clear, consistent messages	▪ executive roadshow with institutional investors ▪ extensive sec filings, mailings, press releases ▪ extensive meetings with stakeholders from top of companies down ▪ established www.votethehpway.com web-site
8. focus on employee retention	▪ key employees identified and targeted ▪ employee morale issues addressed ▪ incentives utilized where appropriate	▪ plans in place to retain key employees ▪ aspects of retention policy already communicated to employees
9. recognition of cultural differences	▪ nature of cultural differences identified ▪ proactive steps taken to bridge gaps ▪ "rules of the road" for interaction defined	▪ inter-company "brown bag" sessions ▪ merger culture is respectful of differences between hp & Compaq operating styles
10. speed/ decisiveness	▪ minimize periods of uncertainty ▪ complete the planning prior to close ▪ attack synergies from day one	▪ extensive pre-close planning ▪ "adopt & go" policy in place ▪ de-centralized decision making ▪ dedicated "decision accelerator" function and facility

*sources: "Lessons From the M&A Front: The Morning After" *Deloitte Consulting Report* (1999); "Why Mergers Fail" *McKinsey Quarterly* (2001); "Not All M&A's Are Created Equal – and That Matters" *Harvard Business Review* (2001)

invent

hp/Compaq board member experience

hp/Compaq board member	merger experience
Lawrence Babbio (vice chairman & president, Verizon)	▪ Bell Atlantic/GTE merger to form Verizon ▪ NYNEX/Bell Atlantic merger
Philip Condit (chairman, Boeing)	▪ Hughes Space and Communications ▪ McDonnell Douglas ▪ Rockwell International Corp.'s A&D businesses
Patricia Dunn (co-chairman & ceo Barclays Global Investors)	▪ acquired and divested several business units from 1997-2001 ▪ played key role in management-led sale of firm to a different owner (1995/96)
Carly Fiorina (chairman & ceo, hp)	▪ Lucent Technology spin-off from AT&T (including IPO)
Sam Ginn (retired chairman, Vodafone AirTouch)	▪ AT&T divestiture – Pacific Telesis Group ▪ AirTouch Communications (Pacific Telesis wireless spin-off) ▪ Vodafone AirTouch acquisition
Robert Knowling Jr. (chairman & ceo, Internet Access Technologies)	▪ Ameritech acquisition of GE Information Systems ▪ Covad acquisition of LaserLink.net and BlueStar Communications
Sanford Litvack (former vice chairman, Walt Disney)	▪ Disney acquisition of Capital Cities/ABC
Thomas Perkins (general partner, Kleiner Perkins Caufield & Byers)	▪ Compaq acquisition of Tandem Computers ▪ Compaq acquisition of Digital Equipment Corp.
Bob Wayman (evp & cfo, hp)	▪ Agilent spin-off ▪ Apollo merger

enlisting the right senior leaders

- **Webb McKinney, Hewlett-Packard**
  - 32 years of leadership experience with hp
  - president, business customer organization
  - vp, hp's pc business
  - gm, home pc business
  - software general manager
  - r&d manager, pc business
- **Jeff Clarke, Compaq**
  - 17 years of leadership experience with Compaq and DEC
  - cfo & svp, finance & administration
  - vp, finance and strategy, sales and services (Compaq)
  - VP, corporate strategy finance (Compaq)
  - director, corporate financial planning and analysis (DEC)
  - director, finance (DEC)
- **Susan Bowick, Hewlett-Packard**
  - 24 years of leadership experience with hp
  - vp, human resources
  - group personnel manager, hp's computer business
  - hr management experience in all of hp's current businesses
  - managed hr integration of Apollo Computer, Texas Instruments, VeriFone acquisitions

achieving success

- managing integration risk
  - through early and on-going, rigorous and comprehensive planning
  - by enlisting the right people to lead the effort, linking tightly to line managers
- building on what we have learned from other successful mergers
  - examining our merger and acquisition experience, as well as lessons learned
  - analyzing and applying merger best practices
- focused PMI team
- tying compensation to results
- measuring integration success through the eyes of our constituents
  - shareowners
  - customers
  - employees
  - partners

rigorous program management effort: the post-merger integration (PMI) team

building the integration planning team

- post-merger integration (PMI) leadership and group management named at time of announcement on September 4, 2001
- additional "new hp" senior leaders announced October 12, 2001
- dedicated, full-time PMI leads from both hp and Compaq directing planning for businesses, functions and horizontal processes since September
  - linked to "new hp" senior management team
- over 600 "clean" team members currently completing planning for new hp
- world-class advisors engaged including McKinsey, Accenture, Deloitte Consulting, PwC

sharply focused on value creation

PMI organization

	central program management office (cPMO)			
businesses	imaging and printing systems group	personal systems group	enterprise systems group	services
	go-to-market	go-to-market	go-to-market	go-to-market
horizontal processes	supply chain			
	customer to cash team (crm, om, pdm)			
	information technology			
	finance			
	human resources (includes organizational design and selection)			
	brand architecture			
	communications – organization			
	hp labs			
	real estate			
	cto			
	e-inclusion and community engagement			
	.com/e-commerce			
	government affairs			
	culture			
program specific	closing/antitrust (legal)			
	global functions infrastructure			
	communications – merger communications & messaging			
	shared go-to-market			
	value capture			

enlisting the right senior Leaders – PMI team lead examples

- groups
  - Mary Peery (hp ips), vice president and general manager
  - Rich Archuleta (hp psg), vice president and general manager
  - Alex Gruzen (Compaq psg), vice president and general manager
  - Ed Yang (hp esg), vice president and chief technology officer
  - Bo McBee (Compaq esg), vice president
- horizontal processes
  - Mike Baker (Compaq IT), vice president and corporate controller
  - Pete Karolczak (hp IT), vice president and chief information officer
  - Jackie Kane (hp organizational design and selection), director
  - Dan Casaccia (Compaq organizational design and selection), vice president
  - Ed Pensel (Compaq supply chain), senior vice president
  - Gilles Bouchard (hp supply chain), vice president
- program specific
  - Thomas Volk (hp shared go-to-market), vice president and general manager
  - Gustavo Eichelmann (Compaq shared go-to-market), vice president
  - Jon Flaxman (hp value capture), vice president and controller
  - Claude Pumilia (Compaq value capture), director

PMI team purpose and vision

purpose

- provide effective overall leadership for the planning and execution of the integration of hp and Compaq
- assure effective linkages with the line managers of businesses, horizontal processes, and functions, and with the chairman/ceo and president
- assure that the value captured is maximized and exceeds public expectations

vision

we create a great new company that is a leader in chosen fields and is positioned to be the leading overall IT solutions provider

PMI operating principles

- **start with the customer experience;** consider how each decision will affect customers
- **structure follows strategy;** structure enables agile execution; people follow structure
- **make decisions as fast as possible** – manage to a decision timeline, be decisive, document, don't revisit decisions unless absolutely necessary
- **make tough decisions** vs. try to make everyone happy
- **"adopt and go"** – pick the best of what exists, don't invent
- **focus** - don't take on complex integration planning tasks unless absolutely needed on day 1
- **clear roles and accountability**; dedicated and balanced PMI teams
- **address cultural similarities and differences**

program levels



steering committee
Carly Fiorina – ceo, Michael Capellas – president, Bob Wayman – cfo, Susan Bowick – hr, Bob Napier – cio, Webb McKinney and Jeff Clarke
post merger integration team
PMI team
central PMO
nerve center
fasttrack center
program teams
PMO
PMO
PMO
PMO
PMO
PMO
PMO
project teams

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central PMO roles and responsibilities

central PMO
nerve center
fasttrack center

nerve center
- develop master schedule
- develop and implement program management processes:
  - workplanning
  - status reporting
  - issue/decision management
  - value capture
- select and publish tools and templates
- set up and maintain project erooms

fasttrack center
- set up physical infrastructure
- create decision making process and framework
- facilitate decision making processes

status communications
- communicate a weekly process to gather key information and communicate decisions

issue escalation process


steering committee
post merger integration team
PMI & central PMO
program teams
PMO
PMO
PMO
PMO
project teams

- *PMI/central PMO* escalates issues to steering committee, as appropriate. decisions documented
- *program managers* raise cross-program issues in weekly call (tuesdays, time tbd). resolution owners identified and decisions documented
- *project managers* raise cross-project issues in regular meetings. resolution owners identified and decisions documented
- *project teams* conduct regular issue management meetings and document decisions

tools and methodologies: eRoom

- web-based collaboration and information management tool
- more than 2600 folders, 10,000+ files


eRoom Technology, Inc.
my eRooms
edit
a folder created by
create
→New HP Clean Room
1. Central PMO
2. Program Teams
Comm. Organization
Corporate Branding
Enterprise Systems
Finance
HP Labs
Human Resources
IPS
Name
_milestone plans - SUBMIT HERE
_status reports - SUBMIT HERE
confidential data repository
team calendar
team charter
team issue log
Treasury
create add file access notification
select all cut copy copy link paste delete

pmi focus

organization & GTM structure

- level 1-3
- top 100 accounts
- contingency plan
- organizing principles
- GTM structure and planning
- supply chain partners

product roadmaps

- base model revenue
- market share
- direct spending by GBU
- divisions by GBU with major sub-brands
- product lines as they exist today
- go-forward product lines and sub-brands
- phase-out set of products
- hand-off to master brand team

financial plan

- historical model (LTM)
- base case (pro forma with planned restructuring and revenue assessment)
- target model P&Ls
- headcount, restructuring, discretionary spending targets
- accountability – groups, GBUs, regions, top 4-5 operational metrics (e.g., market share, % direct, inventory turns, new product revenue as a % of business)

launch plan

- employee, customer, partner, and shareowner touch programs
- advertising/brand launch
- web launch
- account plan process (including sales measurement/quota deployment)
- training

PMI progress tracking

phase exit	phase I: 11/7 exit "mobilize"	phase II: 12/19 exit "detailed planning"	phase III check: 1/30 c+1 readiness checkpoint	phase III exit: 2/27 ramp/c+1 ready	phase IV: 3/27 close of planning; c+1	monthly phase review c+30/ 60 / 90 ... exits
obj	•c+1 success factors defined •c+1 deliverables defined •c+1 detailed workplans & dependencies in place •pmi teams in place •organizational responsibilities defined	• c+1 quality/ execution assessment complete & measures of success defined • close day projection updated • detailed value capture pass 1 • long lead-time activities defined • learnings to date	*constituent based draft ramp plan w c+1 scope defined (changed from "finalized" • value capture end-to-end p&l's, forecasts complete; solid plans in place (changed from "vc finalized") • org design architecture complete & "hot" issues resolved • risk assessment for c+1 • close day & c+1 projections updated • long lead-time activities updated	• readiness assessment complete and ready to launch ramp • integration tracking plan defined • value capture finalized • c+1 org design complete • end state POR/metrics • risk assessment complete • long lead-time activities updated • learnings to date	• end-state POR/metrics updated • ramp mid-term health check completed (c-30 to c+30) indicating ready for c+1 • c+90 & "long lead-time" detailed workplans & dependencies in place • value capture ready to deploy • org design ready to deploy • long lead-time activities updated • risk assessment updated • post c+1 role of cPMO and PMI defined • integration tracking process in place • lockdown plan & execution begins	• ready for c+x (next phase exit) • c+x (rolling next quarter) quality/execution assessment complete • end-state POR/metrics updated • value capture updated • org design updates • c+x (rolling next quarter) & "long lead-time" detailed workplans & dependencies in place

invent

sharply focused on value creation

PMI organization

	central program management office (cPMO)			
businesses	imaging and printing systems group	personal systems group	enterprise systems group	services
	go-to-market	go-to-market	go-to-market	go-to-market
horizontal processes	supply chain			
	customer to cash team (crm, om, pdm)			
	information technology			
	finance			
	human resources (includes organizational design and selection)			
	brand architecture			
	communications – organization			
	hp labs			
	real estate			
	cto			
	e-inclusion and community engagement			
	.com/e-commerce			
	government affairs			
	culture			
program specific	closing/antitrust (legal)			
	global functions infrastructure			
	communications – merger communications & messaging			
	shared go-to-market			
	value capture			

integration planning:
shared go-to-market (GTM)
model overview

shared go-to-market planning framework


cPMO
PMI Leads
Gustavo Eichelmann (CPQ)
Thomas Volk (hp)
business GTM leads
• IPS
• ESG
• PSG
• Services
program management
financial & hc plans
field marketing
channels & customers
customers:
• global/corporate
• enterprise
• commercial
• smb
• consumer
pre-sales
solutions & verticals
partners:
• value
• volume
• retail
teleweb
sales readiness
org structure roles & resp.
hr + org. design
key obj. metrics & compensation
training
sales playbook & toolkit
infrastructure

integration planning:
culture integration overview

invent

culture integration planning framework

sample input
- newco ec culture session
- hp historical
- CPQ historical
- new hp brand
- competitive environment
- customer


strategies
structure & process
corporate objectives
behaviors
values
metrics & rewards
policies & practices

sample output
- vision & governance for new company
- balanced scorecard & pay metrics
- leadership selection
- formation & startup of new teams
- customer (TCE, quality) initiatives

cultural integration goals
to build a strong, new culture that:

- is clearly defined and broadly understood
- reflects the business strategy and brand
- supports best-in-class performance with customers, partners, shareowners, and employees
- produces alignment, commitment and excitement
- establishes a competitive advantage
- is reflected in the communications and actions of core leaders

culture integration planning progress

- culture work incorporated into key integration team activities and new hp governance
- completed culture due diligence
  - interviews and focus groups of 1500 employees, both companies
  - new hp EC meetings result in draft values, objectives
- connected with brand and communication work

managing integration post-close

transitioning integration to line management

- transition the integration plans from PMI and senior management team
  - executive agreement
  - handoff process
- maintain on-going central program office and core team
- continuation of integration steering committee meetings
  - results tracking
  - review and modification of integration planning

invent

measuring success

maximizing value for 4 primary constituencies

for customers...

- customers know how to do business with the new hp and the new hp is easy to do business with
- customers understand the new hp product roadmap
- perception exists that hp and Compaq are one company
- the new hp has a compelling growth strategy/vision

for shareowners...

- financials meet or exceed publicly announced synergy figures and business performance
- the new hp has a compelling growth strategy/vision

for partners...

- current partners know how they fit into the new hp ecosystem/business model
- current selling partners are confident that obligations and services will be fulfilled
- perception exists that hp and Compaq are one company
- the new hp has a compelling growth strategy/vision

for employees...

- employees know the things that will change and the things that will not change in their day-to-day work activity
- employees understand the timeline of the key events impacting their job and work relationships
- employees are beginning to understand the new expected behaviors and beliefs of our company
- the new hp has a compelling growth strategy/vision

mergers that outperform

"High technology is a 'winner-takes-all' industry. Transactions and consolidations can often fill holes in a product line, open new markets, and create new capabilities in less time than it would take to build businesses internally. Such moves may be prerequisites to achieving a dominant position – the best assurance of survival."

– *Learning from High-Tech Deals, McKinsey Quarterly 2002, Number 2*

sources: Salomon Smith Barney, company estimates
note: $ in billions

invent

appendix: a

a rigorous planning process

- central program management office
- standing weekly meetings
- status reports
- issue management
- regular audits

status reporting process



steering committee
PMI
Integration PMO
program managers
project managers
provide weekly status report to program manager
review and discuss weekly status reports
submit weekly status report and workplan to PMO
due in eRoom each friday 8am pacific
review weekly status reports; prepare for monday calls
conduct monday status sessions
evaluate status; prepare PMI dashboard
present PMI dashboard
prepare steering committee dashboard
review steering committee dashboard
thursday
friday
monday
tuesday
wednesday
thursday

status report & dashboard colors

color	guidelines for assigning status
green	• face only minor obstacles, if any • high confidence in ability to implement plans • no issues are threatening the goals • 0 to 1 project teams are YELLOW • no project teams are RED
yellow	• some obstacles or issues put the work team at risk of meeting plans • corrective actions and/or monitoring required • goals likely to be achieved, but action must be taken quickly • 1 to 3 project teams are YELLOW • 0 to 2 project teams are RED
red	• significant obstacles or issues prevent the work team and consequently the program from meeting plans • urgent corrective action/remediation strategy needed • even with corrective action, expected action may be insufficient to ensure goals are met • 2 or more Project Teams are RED

weekly meeting expectations

PMI leads and program managers

monday	tuesday	wednesday	thursday	friday
PMI/program managers meetings ***objective:*** update central PMO on program status **agenda:** review weekly status report and updated milestone plan **deliverables:** status report and updated milestone plan submitted previous friday at 8am **logistics:** in person or dial in. all PMI leads/program members welcome to attend all sessions	**individual PMI team meetings** **objective:** review progress against milestones, resolve issues	**PMI meeting** **objective:** update PMI on program status **agenda:** macro program status; key issues & decisions; enterprisewide activities **deliverables:** central PMO prepares status dashboard. PMI team leads present on assigned issues or decision proposals **attendees:** all PMI leads **logistics:** in person. 8am-4pm **report out:** minutes by end of day, thursdays	**newco business staff meeting** **logistics:** in person. 8am – 10 am **report out:** minutes by end of day, fridays **steering committee meeting** **objective:** update steering committee on program status **agenda:** program status; key issues; decisions to be made **deliverables:** central PMO prepares status dashboard **attendees:** steering committee and invited guests **logistics:** in person. 10am-2pm **report out:** minutes by end of day, thursdays	**weekly status reporting deliverables:** (1) status report filed in clean room (2) updated milestone plan in clean room

what happens in the "clean" room?

- customer mapping, account coverage decisions
- vendor pricing and contract comparisons
- scenario planning, coding, and testing of IT and operational systems
- product roadmaps
  - product line "adopt and go" decisions
  - product transition plans
- launch planning
- personnel policies, practices, and process review
- brand architecture planning
- business and brand strategy for new hp

integration planning:
value capture overview

value capture planning framework

integration planning

value capture team

- drive overall top-down corporate planning process to achieve full value of the merger by 2004
  - provides top-down baseline, forecasts, synergy targets
  - consolidates integration team submissions

integration teams

- verify and refine top-down baseline, forecasts and synergy targets with bottom up data

implementation post-closing

- **corporate planning**
  - monitors and tracks revenue, cost and synergy capture over time
- **groups**
  - take responsibility for revenue, owned cost and synergy targets
  - execute on synergy capture for day-to-day operations
- **functions**
  - execute on synergy capture on owned costs for day-to-day operations

management compensation tied to achieving value capture goals

time: kick off of group and functional teams → deal close → integration starts

value capture goal:
improve profitability in enterprise, access and services

status quo vs. opportunity (1)


hp standalone
new hp pro forma
fy01
revenues
ips
43%
e,a,s
57%
ips
27%
e,a,s
73%
fy03
revenues
fy01
EBIT ($mm)
total:
$1,629
1,987
ips
342
services
(272)
enterprise
(428)
access
2,434
ips
2,417
services
1,960
enterprise
623
access
fy03 EBIT
($mm)
total:
$7,434

(1) segment revenues and operating income per management estimates as of 12/5/01 and excludes eliminations/other. pro forma fy03e financials adjusted for management estimated pre-tax synergies of $2,054mm, revenue loss of 5% of overall revenue and 12.3% contribution margin on lost revenues. for additional detail, please see page 27

(2) fy01 EBIT numbers represent hp published segments, adjusted for reclassifications between segments (business & home PCs and workstations to access from cs/enterprise, Verifone to other). segments exclude acquisition-related costs, but assume profitsharing and bonuses at planned levels for fy01. excludes eliminations/other.

value capture goal:
achieve $2.5b of annual synergies to support fy2003 EBIT target

summary of synergies ($ in mm)(1)

category	ebit impact
admin/IT	$625
cogs	600
sales management	475
r & d	425
indirect purchasing	250
marketing	125
	~$2,500

- $2.5 billion of cost synergies do not include:
  - potential revenue synergies
  - upside to cost synergies

(1) based on management estimates.

value capture progress

activities completed to date

phase 1

create detailed baseline

establish baselines
- revenues
- costs
- assets
- resources
- contracts
- business model

develop synergy targets against baseline

identify cost and headcount synergies arising from the combination of the two companies

phase 2

develop business plans to 2004

groups: revenue and cost forecasts with affordability envelopes

functions: cost forecasts

procurement savings

restructuring

phase 3

create short-term plans for h2 2002/interlock

6 month detailed plans

long term plans by region/by GBU

integration teams can act immediately to capture value from the merger

interlock: groups and functions agree on cost reductions to achieve desired cost structure

shared go-to-market goals

- efforts organized from a customer perspective
- retain customer revenue and market share
- minimize disruption to customer and partner relationships
- optimize sales for new hp's services and products
- integrate go-to-market plans for enterprise GBUs
- coordinate delineation of rules of engagement between different groups and their hosted sales channels
- articulate country/region organizational structures including shared services and horizontal processes
- support country/region organizations in operationalizing the merger

shared go-to-market progress

- customer segmentation
- product list and groupings
- selling motions
  - (e.g.) corporate and partner accounts named
- field marketing strategy
- organizational structure, roles and responsibilities
- rules of engagement
- financial and resource plans
- key objectives, metrics and incentives
- infrastructure plan
- sales operational infrastructure
- customer response center
- account transition plans
- training
- partner engagement, sales motions and toolkit
- teleweb

integration planning: organizational design and selection (OD&S) overview

OD&S integration framework

guiding principles:

- selection is critical to integration, culture & new hp success – retaining top talent is a business necessity
- business leaders in partnership with hr drive the selection process for their organization
- leaders will have the necessary information to make informed decisions (includes discussions with current manager and resume)
- diversity of talent and mix (Compaq/hp) is essential

OD&S integration goals and progress

- OD&S process will deliver a business capable organization that meets both financial and people goals
  - group charter and objectives align with larger strategy
  - structure follows strategy
  - accountabilities within and between groups are clear
  - selection is made using common set of tool and goals
  - organization retains top talent, meets diversity goals, and is a mix of both hp and Compaq resources
  - company level process modified as mandated by specific country parameters
  - speed

integration planning:
hp services group overview

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hp services integration framework



strategy
• strategic priorities
• go to market strategy
• services portfolio
• sales strategy
• channel strategy
• functional strategies
measures
• tce measures
• financial measures
• employee satisfaction measures
• operational excellence measures
• recognition and reward systems
structure &process
• organization structure
• gbu, geography, function
• systems & processes
• information flows and decision making process
• financial & information systems architecture
people & culture
• one common hps culture
• customer centric services culture
• retention of top talent
• new competencies for our people
• roles and responsibilities

hp services integration goals

- customers can count on us to keep our commitments before, during and after the merger
- maintain hp services growth momentum
- ensure our employees are motivated and committed
- capture the cost synergies

hp services integration progress

- lines of business: outsourcing, consulting and customer support
- all major business functions and processes:
  - strategy & marketing
  - sales
  - IT
  - finance
  - human resources
- program linkages across hp:
  - e-commerce
  - value capture
  - go-to-market
  - solutions
  - region/country information & escalation centers
- deployment plans in all regions around the world
- specific value and headcount reduction plans

mergers that outperform

ten largest mergers outperformed smaller mergers and industry peers



10%
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
average relative performance
ten largest mergers
all others
▲= 31%

examples of outperforming big mergers

merged company	rank by deal value	relative performance
Exxon-Mobil	1	1.6%
Citigroup (Travelers)	2	70.0%
SBC Communications (Ameritech)	3	23.7%
Wells Fargo (Norwest)	8	23.0%
Berkshire Hathaway (General Re)	10	3.7%

source: Chicago Tribune-AT Kearney merger study, March 200; study began with 240 largest U.S. mergers in the '90s and resulted in 52 sample population after excluding deals: <$3B (Chicago deals <$1B); representing small fraction of buyer business; with private buyers; in which buyer had multiple deals within 2 years; without industry benchmark; announced after 1999. total shareholder return was measured between 90 days prior to merger announcement through 2 years following deal completion

mergers that outperform

mega-mergers (those in top 10) which resulted in number one or two market positions outperformed the others and industry peers


average relative performance
6%
5%
4%
3%
2%
1%
0%
-1%
-2%
-3%
catapulters
non-catapulters

examples of successful catapulters

merged company	post merger market position	relative performance
Exxon-Mobil	**1**	**1.6%**
Citigroup (Travelers)	**1**	**70.0%**
SBC Communications (Ameritech)	**2**	**23.7%**
Berkshire Hathaway (General Re)	**2**	**3.7%**

source: Chicago Tribune-AT Kearney merger study, march 2001. market position sources include: Hoovers and AP Newswires; study began with 240 largest U.S. mergers in the '90s and resulted in 52 sample population after excluding deals: <$3B (Chicago deals <$1B); representing small fraction of buyer business; with private buyers; in which buyer had multiple deals within 2 years; without industry benchmark; announced after 1999. Total shareholder return was measured between 90 days prior to merger announcement through 2 years following deal completion

mergers that outperform

examples of successful big mergers involving significant cost savings

	rank by deal value	reported cost synergies	relative performance
Exxon-Mobil	1	$3.5b (achieved)	1.6%
Citigroup (Travelers)	2	$2.0b (achieved)	70.0%
SBC Communications (Ameritech)	3	$1.4b (announced)	23.7%

sources: Salomon Smith Barney, company estimates
note: $ in billions

hp®

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